Writer’s Direct Number (212) 756-2358	Writer’s E-mail Address jennifer.fanjiang@srz.com

August 10, 2006

VIA EDGAR AND FACSIMILE

Tangela Richter, Esq.

Mellissa Duru, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NewPage Holding Corporation
Registration Statement on Form S-1 (as amended, the “Registration Statement”)
File No. 333-133367

Dear Mmes. Richter and Duru:

The Registrant has informed us that it currently intends to complete an offering pursuant to the Registration Statement when market conditions improve; which given recent action by the Federal Reserve regarding interest rates and assuming resolution of the current crisis in the Middle East, will be most likely sometime after Labor Day.

As we discussed, the Registrant intends to file a Post-Effective Amendment No. 1 to the Registration Statement to address the comments you provided telephonically on July 20, 2006 and update the financial information included in the Registration Statement for the second quarter of 2006, but without a price range. After that Post-Effective Amendment No. 1 is declared effective, once market conditions improve and prior to circulating a preliminary prospectus containing pricing information to potential investors, the Registrant intends to file a Post-Effective Amendment No. 2 with a price range. Assuming that Post-Effective Amendment No. 2 satisfies the requirements of Rule 430A and does not contain “substantive changes from or additions” to the prospectus filed as part of Post-Effective Amendment No. 1, Post-Effective Amendment No. 2 would be immediately effective pursuant to Rule 462(c).

The Registrant could then, without further Staff review, circulate a preliminary prospectus containing pricing information to potential investors, determine a price and file a Rule 424(b) prospectus after pricing.

Tangela Richter, Esq.

Mellissa Duru, Esq.

August 10, 2006

Please let us know if you have any concerns with the approach delineated above. Any questions relating to this correspondence may be directed to the undersigned at (212) 756-2358 or Michael R. Littenberg of this firm at (212) 756-2524.

Yours very truly,

/s/Jennifer Fanjiang

Jennifer Fanjiang

cc:

Matthew L. Jesch

NewPage Holding Corporation

Chief Financial Officer and Vice President

Douglas K. Cooper

NewPage Holding Corporation

Vice President, General Counsel and Secretary

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP